Alpha Healthcare Acquisition Corp. III

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

March 18, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris

Re:	Alpha Healthcare Acquisition Corp. III
Acceleration Request for Registration Statement on Form S-1
File No. 333-253876

Requested Date:	March 22, 2021
Requested Time:	4:15 p.m. Eastern Time

Dear Mr. Morris:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Alpha Healthcare Acquisition Corp. III (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 22, 2021, at 4:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Thomas Levato at (212) 459-7256. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Thomas Levato, by email at tlevato@goodwinlaw.com.

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If you have any questions regarding this request, please contact Thomas Levato of Goodwin Procter LLP at (212) 459-7256.

Sincerely,

Alpha Healthcare Acquisition Corp. III

/s/ Patrick A. Sturgeon
Patrick A. Sturgeon
Chief Financial Officer